FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For February 5, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for February 5, 2008 and incorporated by reference herein is the Registrant’s immediate report dated February 5, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) B: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: February 5, 2008

BLUEPHOENIX ANNOUNCES RECENT $4 MILLION MODERNIZATION
CONTRACT WIN AT A MAJOR U.K. GOVERNMENT DEPARTMENT

—	Represents continued market-leading success in penetrating the Fujitsu ICL mainframe market
—	Contract in close cooperation with one of the largest global system integrators
—	Implementation will enable an enterprise data warehouse, yielding far reaching benefits through the smarter use of data, such as increasing efficiencies

HERZLIYA, Israel – February 5, 2008 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that it has won a major contract valued at around $4 million with a UK Government Department. The contract was signed with one of the leading global system integrators.

Organizations that have mission critical systems running on Fujitsu ICL mainframes are facing growing risks and costs. Diminishing availability of tools and resources are compelling many companies to modernize this aging platform. Many Fujitsu ICL systems have been in place for over 25 years.

BluePhoenix’s market-leading solution for Fujitsu ICL includes a highly automated toolset that migrates data stores from IDMSX to Oracle, SQL Server or DB2. In addition, our solutions enable Fujitsu ICL applications to be modernized to.Net, UNIX or Linux platforms. These projects are often complex due to the age and size of the typical Fujitsu ICL application. BluePhoenix’s tools will be used to modernize the Department’s data stores from IDMSX on the Fujitsu ICL mainframe to Oracle running on Sun UNIX, and to perform daily synchronization. The major goal of the project is to streamline management of information and increase efficiencies.

“This contract represents another large win for BluePhoenix in the government vertical and around the Fujitsu ICL mainframe computing platform,” said Arik Kilman, CEO of BluePhoenix. “BluePhoenix offers ICL customers reliable, low-risk and cost-effective modernization providing a combination of technology, expertise and services. We have proven experience in this area with excellent references.”

Fujitsu ICL computers can be found in leading UK public sector organizations, military and defense and large financial institutions. For more information about ICL/IDMS modernization, download the IDMS migration fact sheet, http://www.bphx.com/scripts/reg.cfm?resource=62 or visit http://www.bphx.com/?pageID=42.

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Citigroup, DaimlerChrysler, Danish Commerce and Companies Agency, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
David Leichner	Paul Holm
BluePhoenix Solutions	H.L. Lanzet
+97299526110	+1212-888-4570
dleichner @bphx.com	paulmholm@gmail.com